EXHIBIT 99.1


Magal Enters Completion Phase for Two Safe City Projects in Israel

Press Release
Source: Magal S3
On Wednesday April 28, 2010, 8:17 am EDT

YAHUD, Israel, April 28, 2010 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS;) announced today that it is in the final stages of implementation with two safe city projects in Savyon and Nazareth, Israel. Both projects provide integration of multiple security products and systems including cameras, emergency buttons, and locating systems.

In Savyon, the focus of the project is on the safety of children in schools and daycare centers. An important element of the solution is a truck-mounted mobile surveillance kit which constantly transmits video into the central Command & Control center.

In Nazareth, the security system provides first responders with the tools for critical event management in shopping malls, schools, parks and other sensitive sites. The unique advantage of the system is the ability to incorporate a sophisticated and scheduled Video Motion Detection (VMD) technology for PTZ cameras that points to different areas of interest during different times of the day and night.

In both cases, all elements of the security system are integrated into a single real-time Command and Control system (Magal's Fortis). Security personnel are supported by a user-friendly GUI, which includes check lists, sensor displays and a situation awareness map. Multiple sensors and data sources rely on a wide band wireless network and GIS (Geographical Information System) engine, which synchronizes all events into a single cohesive information system. Events are logged and automatically communicated by email and text messages to security personnel.

Eitan Livneh, President and CEO of Magal S3, commented: "These new projects are added to a list of more than 25 cities in Israel that Magal S3 is protecting through advanced technology. In all cases, these comprehensive security solutions have contributed significantly to a reduction in crime and vandalism."

"Magal is building a strong position in the safe city market segment globally. In Latin America, we are aggregating data from distinct security applications across disperse sites, into a single nationwide homeland security site."

He adds: "Safe City security represents a growth opportunity for Magal S3 in the coming years."

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ:MAGS - News). Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

    - Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems;

    - Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection
      (VMD) engine;

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    - Physical Security Information Management (PSIM) - a proprietary site management system that enhances command, control and decision making during both routine operations and crisis situations.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    For more information:

    Magal S3
    Eitan Livneh, President & CEO
    Tel: +972-3-539-1444
    Assistant: Ms. Elisheva Almog
    E-mail: ElishevaA@magal-s3.com
    Web: http://www.magal-ssl.com

    Financial Communication
    Public & Investor Relations
    Hadas Friedman
    E-mail: hadas@fincom.co.il
    Tel: +972-3-6954333 ext. 6
    Mobile: +972-54-2303100